March 15, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended December 31, 2015 of Statoil ASA and Amendment No. 1 thereto on Form 20-F/A

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Statoil ASA made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2015 and Amendment No. 1 thereto on Form 20-F/A, which Annual Report and Amendment No. 1 thereto were filed with the Securities and Exchange Commission on March 18, 2016 and April 12, 2016, respectively.

Sincerely,

STATOIL ASA

By:	/s/ Åse Koll Lunde
Name:	Åse Koll Lunde
Title:	Senior Legal Counsel